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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25

                        Commission File Number 0-28097


                          NOTIFICATION OF LATE FILING


(Check One):  [X] Form 10-K and 10-KSB    [_] Form 11-K    [_] Form 20-F
              [_] Form 10-Q and 10-QSB    [_] Form N-SAR

     For the Period Ended: December 31, 2001
                           -----------------

     [_]  Transition Report on Form 10-K
     [_]  Transition Report on Form 20-F
     [_]  Transition Report on Form 11-K
     [_]  Transition Report on Form 10-Q
     [_]  Transition Report on Form N-SAR

     For the Transition Period Ended: ________________



                                    PART I
                            REGISTRANT INFORMATION

                              EONNET MEDIA, INC.
                    ---------------------------------------
                            Full Name of Registrant

                             DOCTORSURF.COM, INC.
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                           Former Name if Applicable

                      6925 112TH Circle North, Suite 101
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           Address of Principal Executive Office (Street and Number)

                             Largo, Florida 33773
                         -----------------------------
                           City, State and Zip Code
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                                    PART II
                            RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]     (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[_]     (b)  The subject annual report, semi-annual report, transition report on
             Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[_]     (c)  The accountant's statement or other exhibit required by Rule 12b-
             25(c) has been attached if applicable.


                                   PART III
                                   NARRATIVE

     State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     Eonnet Media, Inc. (the "Company") could not file its Form 10-KSB for the year ended December 31, 2001 within the prescribed time period because of the substantial additional effort required to accurately prepare the Company's consolidated financial statements during the period. Additionally, On March 13, 2002, the Company engaged Stark Winter Schenkein & Co., LLP as the Company's independent auditors for the year ended December 31, 2001, replacing the firm of Brimmer, Burek & Keelan LLP ("BBK"). BBK declined to stand for reappointment as the Company's independent auditors because BBK determined it was not independent with respect to the 2001 year-end audit, due to the nonpayment of prior year fees.

     The Company is diligently working to complete the Form 10-KSB and expects to file it in its entirety on or before the fifteenth calendar day following the prescribed due date.
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                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                         Vikrant Sharma      727             546-6473
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                         (Name)          (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                               [X] Yes   [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                               [X] Yes   [_] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Attachment A.

                                        Eonnet Media, Inc.
                         -------------------------------------------------
                            (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: March 27, 2002                    By: /s/ VIKRANT SHARMA
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                                        Name:  Vikrant Sharma
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                                        Title: Chief Executive Officer
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                                 ATTACHMENT A


       The Company expects that results of operations for the year ended December 31, 2001 will not be comparable to year ended December 31, 2000, due to the fact that results of operations for year ended December 31, 2000 includes the consolidation of Eonnet Technologies, Inc. acquired in 2001, whereas the period ended December 31, 2000 only reflects the Company's consolidated results of operations including Eonnet Media, Inc. (previously knows as Doctorsurf.com, Inc.)and EMC911.com, Inc.